CONSENT

I hereby consent to the reference to my name with respect to disclosure pertaining to the Julietta mine, Russia, the Petrex mines, South Africa, the Refugio property, Chile, and the Quebrada property, Chile, in the Annual Information Form of Bema Gold Corporation for the year ended December 31, 2004 to be filed with certain Canadian securities commissions and in the Annual Report on Form 40-F of Bema Gold Corporation for the year ended December 31, 2004 to be filed with the United States Securities and Exchange Commission.

Dated at Vancouver, Canada this 31st day of March, 2005.

/s/ Brian Scott
Brian Scott